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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

National General Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

636220 303
(CUSIP Number)

Leah Karfunkel
c/o National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, NY 10038
(212) 380-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 19 Pages)
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CUSIP No. 636220 303	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,594,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,594,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,594,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AmTrust International Insurance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AmTrust Insurance Company of Kansas, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Associated Industries Insurance Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CorePointe Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) First Nonprofit Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Developers Surety and Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Indemnity Company of California
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Milwaukee Casualty Insurance Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Security National Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,432
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 135,432
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,432
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .13%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 12 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sequoia Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 13 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sequoia Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 14 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Technology Insurance Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,573,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,573,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,998
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 15 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wesco Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 16 of 19 Pages

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the initial Schedule 13D (the “Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended and supplemented by the Schedule 13D/A filed on July 30, 2015, as amended and supplemented by the Schedule 13D/A filed on August 18, 2015, as amended and supplemented by the Schedule 13D/A filed on June 10, 2016, by Michael Karfunkel, Leah Karfunkel and subsidiaries of AmTrust Financial Services, Inc. with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National General Holdings Corp., a Delaware corporation (the “Issuer”). The purpose of this filing is (i) to report the removal of the entities held directly or indirectly by AmTrust Financial Services, Inc. as members of the Group as a result of the sale of 10,586,000 shares of the Issuer’s Common Stock by such entities out of the 12,295,430 shares of the Issuer’s Common Stock previously held by such entities and (ii) to update the holdings of Leah Karfunkel as a result of the distribution of 960,000 shares of Common Stock to the beneficiaries of the Michael Karfunkel Family 2005 Trust on December 28, 2016. Following the date of this filing, Leah Karfunkel is the sole filer. Except as specifically amended and supplemented by this Amendment No. 4, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 4.    Purpose of Transaction.

The purpose of this filing is to (i) report the updated beneficial ownership percentage of the Group as a result of a sale of 10,586,000 shares of the Issuer’s Common Stock by AmTrust International Insurance, Ltd. (“AII”), AmTrust Insurance Company of Kansas, Inc. (“AICK”), Associated Industries Insurance Company, Inc. (“AIIC”), CorePointe Insurance Company (“CIC”), First Nonprofit Insurance Company (“FNIC”), Developers Surety and Indemnity Company (“DSI”), Indemnity Company of California (“ICC”), Milwaukee Casualty Insurance Co. (“MCIC”), Security National Insurance Company (“SNIC”), Sequoia Insurance Company (“SEQ”), Sequoia Indemnity Company (“SIC”), Technology Insurance Company, Inc. (“TIC”) and Wesco Insurance Company (“WIC”), collectively, the “AFSI Subsidiaries” completed on June 9, June 12, and June 14 of 2017, (ii) report that the AFSI Subsidiaries are no longer members of the Group so that Leah Karfunkel is the sole filer following the date hereof and (iii) update the holdings of Leah Karfunkel as a result of the distribution of 960,000 shares of Common Stock to the beneficiaries of the Michael Karfunkel Family 2005 Trust on December 28, 2016.

Leah Karfunkel intends to continuously evaluate her individual investments in the Issuer and may acquire or dispose of shares of Common Stock, other securities of the Issuer, or loans or other interests in the Issuer. Leah Karfunkel may hedge all or a portion of its individual investment in the Issuer and enter into derivative transactions relating to the Common Stock or other securities or loans of the Issuer. Leah Karfunkel may work with the Issuer and the Issuer’s financial advisors or with third parties to develop plans and proposals for the Issuer. These plans or proposals may involve or relate to: (i) a merger, consolidation, joint venture or other business combination or extraordinary corporate transaction involving the Issuer or its subsidiaries; (ii) a sale of the Issuer or its subsidiaries; (iii) the disposition in one or more transactions, of the shares of Common Stock held by the Group, including by a spin-off or split-off; (iv) a sale or purchase of assets of the Issuer or its subsidiaries or other similar actions; or (v) one or more of the events set forth in Items 4(a) through (j) of Schedule 13D.

Except as described in the preceding paragraph, Leah Karfunkel does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although she may, from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer.

(a)	As of the date hereof, Leah Karfunkel, as co-trustee of the Michael Karfunkel Family 2005 Trust (the “Family Trust”) and trustee of the Leah Karfunkel 2016-NG GRAT (the “GRAT”), indirectly owns

CUSIP No. 636220 303	13D	Page 17 of 19 Pages

44,594,570 shares of Common Stock, with her total beneficial ownership representing 41.9% of the Issuer’s 106,560,643 outstanding shares of Common Stock as of June 7, 2017.

As of the date hereof, each of AII, AICK, AIIC, CIC, FNIC, DSI, ICC, MCIC, SNIC, SEQ and WIC no longer beneficially own any shares of Common Stock; SIC beneficially owns 135,432 shares of Common Stock, .13% of the Issuer’s 106,560,643 outstanding shares of Common Stock as of June 7, 2017; and TIC beneficially owns 1,573,998 shares of Common Stock, 1.48% of the Issuer’s 106,560,643 outstanding shares of Common Stock as of June 7, 2017.

(b)	Leah Karfunkel has sole voting and dispositive power with respect to the shares of the Issuer’s Common Stock beneficially owned by her.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Barry D. Zyskind executed a Limited Power of Attorney as authorized by the Family Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over the shares of Common Stock held in the Family Trust.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 - Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind (incorporated by reference to Exhibit A to the Schedule 13D/A, dated July 28, 2015, filed by Michael Karfunkel, Leah Karfunkel and AmTrust International Insurance, Ltd.).

Exhibit 99.2 - Joint Filing Agreement, dated as of June 15, 2017, by and among Leah Karfunkel, AmTrust International Insurance, Ltd., AmTrust Insurance Company of Kansas, Inc., Associated Industries Insurance Company, Inc., CorePointe Insurance Company, First Nonprofit Insurance Company, Developers Surety and Indemnity Company, Indemnity Company of California, Milwaukee Casualty Insurance Co., Security National Insurance Company, Sequoia Insurance Company, Sequoia Indemnity Company, Technology Insurance Company, Inc. and Wesco Insurance Company.

CUSIP No. 636220 303	13D	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2017

By: /s/ Leah Karfunkel
Name: Leah Karfunkel

AMTRUST INTERNATIONAL INSURANCE, LTD.

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

AMTRUST INSURANCE COMPANY OF KANSAS, INC.

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

ASSOCIATED INDUSTRIES INSURANCE COMPANY, INC.

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

COREPOINTE INSURANCE COMPANY

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

FIRST NONPROFIT INSURANCE COMPANY

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

DEVELOPERS SURETY AND INDEMNITY COMPANY

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

CUSIP No. 636220 303	13D	Page 19 of 19 Pages

INDEMNITY COMPANY OF CALIFORNIA

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

MILWAUKEE CASUALTY INSURANCE CO.

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

SECURITY NATIONAL INSURANCE COMPANY

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

SEQUOIA INSURANCE COMPANY

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

SEQUOIA INDEMNITY COMPANY

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

TECHNOLOGY INSURANCE COMPANY, INC.

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary

WESCO INSURANCE COMPANY

By: /s/ Stephen Ungar
Name: Stephen Ungar
Title: Secretary